SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

CF Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

G20307107**

(CUSIP Number)

June 16, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Class A Ordinary Shares have no CUSIP number. The CINS number for the Class A Ordinary Shares is G20307107.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	G20307107	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON
Mason Capital Management LLC, in its capacity as investment manager for certain investment funds. I.R.S. I.D. No. 13-4121993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_] (b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,667,925
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
3,667,925
	8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,667,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.32%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP NO.	G20307107	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON
Kenneth M. Garschina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_] (b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
3,667,925
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
3,667,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,667,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.32%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO.	G20307107	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON
Michael E. Martino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_] (b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
3,667,925
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
3,667,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,667,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.32%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 5 of 11 Pages

Item 1(a) Name of Issuer:

CF Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices:

1701 Village Center Circle
Las Vegas, Nevada 89134

Item 2(a) Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i)       Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”);

(ii)       Kenneth M. Garschina; and

(iii)       Michael E. Martino.

Mason Capital Management, Mr. Garschina and Mr. Martino are filing this Schedule with respect to:

3,667,925 shares of Class A Common Stock directly owned by Mason Capital Master Fund, L.P., a Cayman Islands exempted shares of Class A limited partnership (“Mason Capital Master Fund”), the general partner of which is Mason Management LLC (“Mason Management”).

Mason Capital Management LLC is the investment manager of Mason Capital Master Fund, L.P., and Mason Capital Management may be deemed to have beneficial ownership over the shares of Class A Common Stock reported in this Schedule by virtue of the authority granted to Mason Capital Management by Mason Capital Master Fund and Mason Capital LP to vote and exercise investment discretion over such shares.

Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management and the sole members of Mason Management.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The principal business office address of Mason Capital Management, Mr. Garschina and Mr. Martino is:

Mason Capital Management LLC
110 East 59th Street
New York, New York 10022

Item 2(c) Citizenship

Name of Reporting Person	Place of Organization/Citizenship
Mason Capital Management LLC	Delaware
Kenneth M. Garschina	United States
Michael E. Martino	United States

Item 2(d) Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Page 6 of 11 Pages

Item 2(e) CUSIP No.:

G20307107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Mason Capital Management
(a) Amount beneficially owned:	3,667,925
(b) Percent of class:	5.32
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	3,667,925
(ii) Shared power to vote or to direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	3,667,925
(iv) Shared power to dispose or to direct the disposition of	-0-
(ii) Kenneth M. Garschina
(a) Amount beneficially owned:	3,667,925
(b) Percent of class:	5.32
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	-0-
(ii) Shared power to vote or to direct the vote	3,667,925
(iii) Sole power to dispose or to direct the disposition of	-0-
(iv) Shared power to dispose or to direct the disposition of	3,667,925

(iii) Michael M. Martino
(a) Amount beneficially owned:	3,667,925
(b) Percent of class:	5.32
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	-0-
(ii) Shared power to vote or to direct the vote	3,667,925
(iii) Sole power to dispose or to direct the disposition of	-0-
(iv) Shared power to dispose or to direct the disposition of	3,667,925

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on approximately 69,000,000 shares of Class A Common Stock outstanding as of March 17, 2017, as reported in the issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 17, 2017.

Page 7 of 11 Pages

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

The right to receive dividends from, or the proceeds from the sale of, all shares of Class A Common Stock reported in this Schedule as may be deemed to be beneficially owned by Mason Capital Management, Mr. Garschina and Mr. Martino is held by Mason Capital Master Fund, as the case may be, both of which are the advisory clients of Mason Capital Management. Mason Capital Management, Mr. Garschina and Mr. Martino disclaim beneficial ownership of all shares of Class A Common Stock reported in this Schedule pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:

Not Applicable.

Item 9 Notice of Dissolution of Group:

Not Applicable.

Page 8 of 11 Pages

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2017	Mason Capital Management LLC

	By:	/s/ John Grizzetti
John Grizzetti
Chief Operating Officer

Page 9 of 11 Pages

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2017

	By:	/s/ Kenneth M. Garschina
Kenneth M. Garschina

Page 10 of 11 Pages

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2017

	By:	/s/ Michael E. Martino
Michael E. Martino

Page 11 of 11 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

CF CoRP

class a COMMON STOCK, par value $0.01 per share

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 23rd Day of June, 2017.

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Operating Officer

KENNETH M. GARSCHINA

/s/ Kenneth M. Garschina
Kenneth M. Garschina

MICHAEL E. MARTINO:

/s/ Michael E. Martino
Michael E. Martino